ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

October 13, 2006

06018681

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated October 13, 2006

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

SEC MAIL RECEIVED
NOV 2 0 2006
WASH. D.C. 210 SECTION

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA MINERALS SUBMITS AMENDED ENVIRONMENTAL STUDY FOR EXPANSION OF AGUAS BLANCAS PROJECT IN CHILE

October 13, 2006 (AAM – TSXV) ... Atacama Minerals Corp. ("Atacama" or the "Company"), is pleased to report it has submitted to CONAMA, the environmental authority of Chile, an amended environmental impact study for the expansion of the Aguas Blancas industrial minerals mine located near the city of Antofagasta, in northern Chile.

If approved, the expansion program contemplates increasing production of iodine to 1,500 tonnes per year, with initial production of sodium sulfate at 150,000 tonnes per year and potassium nitrate at 70,000 tonnes per year. A second phase of the program would increase sodium sulfate production to a total of 300,000 tonnes per year and provide for possible increase of potassium nitrate to 115,000 tonnes per year. The total investment required is currently estimated at US$100 million subject to completion of Final Feasibility studies and board approval. The Company is using the engineering consulting firm of SKM Minmetal located in Santiago, Chile, to advance the project.

The Company intends to make a conversion from the current heap leach operations to continuous agitated leach in mid-2007 at which time iodine production is targeted for 1,500 tonnes per year. The current iodine production rate is approximately 840 tonnes per year, expected to reach a rate of 1,000 tonnes per year by the end of this year.

Initial production of sodium sulfate is targeted for the first quarter 2008 and potassium nitrate for the third quarter of 2008.

Atacama Minerals Corp. is an industrial minerals company with producing assets in Chile. The Company holds a 100% interest in the world-class Aguas Blancas iodine/sulphate/nitrate mine located near Antofagasta in northern Chile. For information on the Company see our website at www.atacama.com.

ON BEHALF OF THE BOARD

Edward F. Posey
President

SEC MAIL
NOV 2 0 2006

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

October 18, 2006

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated October 18, 2006

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

SEC MAIL RECEIVED
NOV 2 0 2006
WASH. DC 210 SECTION

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA CORPORATE UPDATE

October 18, 2006 (AAM – TSXV) ... Atacama Minerals Corp. ("Atacama" or the "Company") reports that it has granted incentive stock options to certain officers of the Company and other eligible persons. The options entitle such persons to purchase, subject to vesting provisions, up to an aggregate of 300,000 common shares of the Company at a price of Cdn $1.12 per share over a three year period. The option grant is subject to all requisite regulatory approvals.

Atacama Minerals Corp. is an industrial minerals company with producing assets in Chile. The Company holds a 100% interest in the world-class Aguas Blancas iodine/sulphate/nitrate mine located near Antofagasta in northern Chile. For further information, please visit the Company's website at www.atacama.com.

ON BEHALF OF THE BOARD

Edward F. Posey
President

SEC MAIL PROCESSING
RECEIVED
NOV 2 0 2006
SECTION

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

October 13, 2006

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated October 13, 2006

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

SEC MAIL PROCESSING
RECEIVED
NOV 20 2006
SECTION